

September 24, 2012

<u>Via E-mail</u>
Alex Jen
President and Chief Executive Officer
Ace Consulting Management, Inc.
923 E. Valley Blvd., Suite 103B
San Gabriel, California 91776

>   **Re: Ace Consulting Management, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed September 14, 2012**
>   **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the sale of 3,414,360 shares of common stock by the selling stockholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the developmental stage of your company and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition, you must fix the offering price of the securities for the duration of the offering.

2. We note your responses to comments 4, 5, 14 and 16 in our letter dated June 18, 2012. Specifically, we note your responses indicate that you have commenced operations. However, we note disclosure in your prospectus and in your most recent Form 10-Q filed on August 14, 2012 that indicate otherwise. For example, we note you indicate on the

cover page to the Form 10-Q filed on August 14, 2012, that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Further, we note disclosure in the notes to the financial statements on page F-7 of the Form 10-Q that your principal operations have not commenced. Further, we note similar disclosure in the most recent amendment to the registration statement on pages F-7 and F-22. Please advise. In addition, please revise the disclosure in your prospectus to discuss the current stage of your operations. If you are currently a shell company, please revise your disclosure throughout your prospectus to indicate your current shell company status. This includes providing disclosure that cautions investors as to the highly illiquid nature of an investment in the company's common shares. Further, revise your disclosure to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

The Offering, page 2

3. We note your responses to comments 2 and 6 in our letter dated June 18, 2012. However, we still note conflicting disclosure on page 2 related to the number of common shares being offered for resale by the selling security holders in this offering. In addition, please include the percentage of your shares being offered for resale in this registration statement as compared to the total number of common shares held by non-affiliates.

Risk Factors, page 3

We will incur increased costs as a result of operating as a public company…, page 4

4. This risk factor disclosure does not seem to apply to you given your current status as a publicly reporting company prior to this offering. Please revise your disclosure appropriately to indicate that you are already a publicly reporting company with your securities being registered pursuant to Section 12(g) of the Exchange Act.

Marketing Strategy, page 19

5. We note your response to comment 16 in our letter dated June 18, 2012. However, your disclosure on page 19 is incomplete as to where your limited referrals originate from. Please revise.

       You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

                 Sincerely,

                 /s/ Celeste M. Murphy for

                 Larry Spirgel
                 Assistant Director

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.